Filed by Telemar Norte Leste S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF COARI PARTICIPAÇÕES S.A. WITH AND INTO TELEMAR NORTE LESTE S.A.

* * * * *

Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the proposed merger of shares (incorporação de ações) between Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”), Coari has filed with the U.S. Securities and Exchange Commission (the “Commission”) (1) a registration statement on Form F-4, containing a prospectus that was mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed merger of shares.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Coari or Telemar, as applicable.

* * * * *

EXHIBITS

Exhibit Number	Description of Document

1	Call Notice for Extraordinary General Meeting of Brasil Telecom S.A., dated April 30, 2010.

2	Management’s Proposal for the Extraordinary Shareholders Meeting of Brasil Telecom S.A., dated May 3, 2010.

3	Investor Relations Presentation regarding Management’s Proposal dated May 2010.

2

Exhibit 1

BRASIL TELECOM S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 53 3 0000622 - 9

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

In compliance with legal and statutory provisions, the shareholders of Brasil Telecom S.A. (the “Company”) are summoned to gather at an Extraordinary General Meeting (“Meeting”) to be held on June 16, 2010, at 11 a.m., in the Company’s headquarters, in the city of Brasília – Federal District, at SIA SUL, ASP, LOT D, BLOCK B, in order to consider and vote on the proposed new exchange ratios between the Company and Telemar announced in the Material Fact dated March 25, 2010 (the “New Exchange Ratios”), that would apply in the final step of the previously announced Corporate Reorganization involving the Company.

GENERAL INFORMATION ABOUT THE MEETING

I. At the Meeting, only the non-controlling holders of common and preferred shares of the Company will have the right to vote.

II. Management’s proposal with respect to the subject matter of the Meeting, and any other documents necessary for the exercise of voting rights at the Meeting, are available to the shareholders of the Company at the Company’s headquarters, at the Company’s Investors Relations website (www.oi.net.br/ri) and at the IPE System of the Brazilian Securities and Exchange Commission, at www.cvm.gov.br.

III. In addition, pursuant to article 27 of CVM Instruction No. 481/09, the Company’s management will initiate a public proxy solicitation process with respect to the matters to be voted on at the Meeting within 10 (ten) business days after the date hereof. For that purpose, in order to facilitate and encourage the participation of shareholders in the Meeting, the Company will make available to its shareholders, without any cost, the electronic voting system Assembleias Online (www.assembleiasonline.com.br) through which shareholders will be able to grant Powers of Attorney in order to vote in favor or against on the matter to be considered at the Meeting, or register their abstention from voting. Shareholders that are not registered with Assembleias Online must register on such website, deliver any required documents and take any actions necessary to be qualified to grant electronic proxies executed with digital certification. For additional information related to the procedures and documents necessary for participation in the Meeting via Assembleias Online, consult the document “Orientation for Participation at Brasil Telecom S.A. Shareholders Meeting called for June 16, 2010”, through the electronic proxy system “Assembléias Online” available at the Company’s Investors Relations website or at the aforementioned Assembleias Online website. The process of public solicitation of proxies will be initiated on May 17, 2010, and shareholders will be able to grant electronic proxies from such date until June 15, 2010. We recommend that shareholders that intend to use the electronic proxy system to initiate the process of registration and certification immediatley, in order to ensure that there will be sufficient time for their participation.

IV. Any Shareholder that intends to be present at the Meeting or appoint an attorney-in-fact must file at SCN, Block 2, Tranch F, Ed. Estação Telefônica Centro Norte, mezzanine, Brasília, DF, to the attention of the Legal Department, between 9:00 a.m. and 12:00 noon or between 2:00 p.m. and 6:00 p.m., no later than two (2) business days prior to the Meeting, the following documents: (i) Legal Entities: certified copies of Acts of Incorporation, Bylaws or Articles of Association, minutes of the meeting that elected the Board of Directors, if any, and minutes of the meeting that elected the Executive Committee, indicating the election of the attorney-in-fact that will be present at the Meeting, (ii) Individuals: certified copy of an identification document and Individual Taxpayers’ Register of the represented shareholder, and (iii) Investment Funds: certified copies of the regulation of the Fund and Bylaws or Articles of Association of its manager, and minutes of election of the attorney-in-fact that will be present at the Meeting. In addition to the documents described in items (i), (ii) and (iii), when represented by an attorney-in-fact, shareholders shall also deliver the corresponding power of attorney, with special powers and notarized by a notary public, certified copies of an identification document and the minutes of the election of the attorney-in-fact that executed the power of attorney that prove the powers to represent the shareholder, and an identification document and Individual Taxpayers’ Register of the attorney-in-fact present at the Meeting.

V. Shareholders holding shares in the Fungible Custody of Registered Shares who wish to participate in the Meeting must file a custody statement issued no later than two (2) business days prior to the Meeting, containing the respective share interest provided by the custodian.

VI. Holders of American Depositary Shares representing common shares or preferred shares of the Company (“ADSs”) will not be entitled to vote at the meeting. However, the Company intends to solicit proxies from holders of ADSs in accordance with the deposit agreements governing such ADSs and the applicable rules of the New York Stock Exchange. Holders of ADSs will receive instructions from The Bank of New York Mellon, as the depositary under the Company’s American Depositary Receipt programs, explaining how to instruct the depositary to vote the common shares and preferred shares represented by the Company’s ADSs.

VII. Holders of ADSs that wish to attend the Meeting or to vote through the electronic system must surrender their ADSs and receive delivery of the common shares or preferred shares of the Company represented thereby in accordance with the terms of the deposit agreements governing the ADSs in sufficient time to allow ownership of the common shares or preferred shares of the Company to be reflected in the custody statement mentioned in item V above.

VIII. Other information related to the Meeting can be obtained from the Investor Relations Department of the Company, by telephone at (21) 3131-1314; (21) 3131-1315 and (21) 3131-1316 or via e-mail:invest@oi.net.br.

Rio de Janeiro, April 30, 2010

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

Important Additional Information for U.S. Resident Shareholders and ADR Holders:

The agenda for the Meeting does not include deliberations or votes to approve the proposed share exchange between the Company and Coari Participações S.A. (“Coari”) or the proposed merger of Coari with and into Telemar. Deliberations and votes on these matters will only occur at separate meetings of the affected companies that are validly convened following publication of proper notices of such meetings. A vote or abstention of a shareholder of the Company in the Meeting will not bind that shareholder to vote any applicable voting rights in favor or against the proposed share exchange or the proposed merger, or to abstain from voting, if and when shareholders meetings of the Company, Coari and Telemar, as applicable, are called to deliberate and vote on the proposed share exchange or the proposed merger.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, Coari, and the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

Exhibit 2

BRASIL TELECOM S.A.

Publicly-held Company

MANAGEMENT’S PROPOSAL

FOR THE EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON 06/16/2010

Shareholders,

The Extraordinary Shareholders Meeting of Brasil Telecom S.A. (“Company”), to be held on June 16, 2010, which was called on this date will consider the proposed new exchange ratios (the “New Exchange Ratios”) between shares of the Company and shares of Telemar Norte Leste S.A. (“Telemar”), which were announced in the Material Fact dated March 25, 2010, and approved by the Board of Directors of the Company on April 22, 2010. These New Exchange Ratios represent the calculation basis to determine the number of shares of Telemar that current shareholders of the Company will receive in the event that all steps of the ongoing corporate reorganization are concluded.

In the Material Fact dated April 25, 2008, that was published as a result of the announcement of Telemar’s agreement to acquire control of Brasil Telecom Participações S.A. (“BrT Part”) and the Company, Telemar announced its intentions to implement a corporate reorganization that would result in the migration of the shareholder bases of BrT Part and the Company to Telemar after the conclusion of such acquisition. The Material Fact also announced the proposed exchange ratios applicable to the merger of BrT Part into the Company, which were based on the relative market value of the shares of BrT Part and the shares of the Company, as well as the proposed exchange ratios applicable to the eventual migration of shareholders of the Company to Telemar, which were based on the relative market value of the shares of the Company and the shares of Telemar. The merger of BrT Part with and into the Company was concluded in September 2009.

After Telemar assumed control of BrT Part and the Company on January 8, 2009, the Company began the process of reviewing and reconciling the accounting practices and estimates used by the Company under its prior management with those of Telemar and Tele Norte Leste Participações S.A.

On April 3, 2009, during the initial process of review and reconciliation, the Company announced to its shareholders and the market the need for an increase in the Company’s provisions related to civil, labor and fiscal legal claims, in the net amount of R$1,450 million. The civil legal claims, in particular, relate to the rights of holders of Financial Interest Agreements.

As disclosed in the Material Fact dated January 14, 2010, at the end of 2009 BDO Trevisan Auditores Independentes (“BDO”) was hired to review the underlying final data related to such civil legal contingencies, especially in the State of Rio Grande do Sul, and the effects of Precedent No. 371/2009 of the Superior Court of Justice. BDO’s review resulted in an increase in the Company’s provisions related to civil legal contingencies in the gross amount of R$1,290 million, which increase was recognized in the financial statements of the Company for the year ended in December 31, 2009. This value was further audited by the Company’s external auditors and revised to R$1,084 million. As a result, the total gross adjustment to the provision related to such contingencies was R$2,326 million.

As a result of the aforementioned facts, the corporate reorganization was interrupted in order to preserve the economic balance between all of the minority shareholders involved, including BrT’s and Telemar’s (direct and indirect), as the exchange ratios applicable to the migration of shareholders of the Company to Telemar proposed in the Material Fact of April 25, 2008, did not consider the effects of the accounting adjustment mentioned above.

Therefore, for the purpose of securing an equitable exchange ratio that preserves the economic balance between the shareholders of the companies involved in the corporate reorganization, the Company undertook to prepare studies to adjust the exchange ratios proposed in the Material Fact of April 25, 2008, and engaged Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) to prepare a presentation outlining the adjustments to the original exchange ratios necessary in order to reflect the modifications to the provision for civil legal contingencies of the Company, as well as other adjustments related to the distribution of dividends to the shareholders of the companies involved.

On March 25, 2010, after debating the relevant issues related to the adjustments and analyzing the presentation prepared by Credit Suisse, the Board of Directors of Telemar examined and approved the New Exchange Ratios. The Board of Directors of Telemar also approved the submission of the New Exchange Ratios for the approval of the non-controlling holders of common and preferred shares of the Company.

On April 22, 2010, the Board of Directors of the Company examined the information and analyses contained in the material prepared by Credit Suisse and approved Telemar’s proposal of the New Exchange Ratios.

The New Exchange Ratios would result in holders receiving 0.3955 common shares of Telemar for each common share of the Company and 0.2191 class C preferred shares of Telemar for each preferred share of the Company if the corporate reorganization is completed as currently contemplated. The New Exchange Ratios will be submitted to the approval of non controlling holders of common and preferred shares of the Company at the Extraordinary Shareholders Meeting of the Company to be held on June 16, 2010, which is being called on this date.

Shareholders of the Company interested in accessing information or having doubts related to the aforementioned proposal should contact the Investor Relations Department of the Company, by telephone: (21) 3131 1314; (21) 3131 1315 or (21) 3131 1316 or via e-mail: invest@oi.net.br.

Rio de Janeiro, May 3, 2010

Brasil Telecom S.A.

Management

Important Additional Information for U.S. Resident Shareholders and ADR Holders:

The agenda for the Extraordinary Shareholders Meeting of the Company does not include deliberations or votes to approve the proposed share exchange between the Company and Coari Participações S.A. (“Coari”) or the proposed merger of Coari with and into Telemar. Deliberations and votes on these matters will only occur at separate meetings of the affected companies that are validly convened following publication of proper notices of such meetings. A vote or abstention of a shareholder of the Company in the Extraordinary Shareholders Meeting will not bind that shareholder to vote any applicable voting rights in favor or against the proposed share exchange or the proposed merger, or to abstain from voting, if and when shareholders meetings of the Company, Coari and Telemar, as applicable, are called to deliberate and vote on the proposed share exchange or the proposed merger.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, Coari, and the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

Investor Relations BRASIL TELECOM May 2010 Exhibit 3

St Davids
Bermuda
Nova York
Caracas
Miami
Boa Vista
Macapá
Belém
São Luís
Manaus
Fortaleza
Teresina
Natal
João Pessoa
Recife
Porto Velho
Maceió
Rio Branco
Palmas
Aracajú
Salvador
Goiânia
Brasília
Cuiabá
Belo Horizonte
Vitória
Campo Grande
Rio de Janeiro
São Paulo
EUA
Curitiba
Florianópolis
Porto Alegre
EUA
Satellite Hub
Fiber Optic Network
Globenet Network
Other International Exits

The acquisition of Brasil Telecom was strategic
Telecommunication sector - a
scale business with rapid
technology changes and capital
intense, where consolidation is
a natural trend (62 million RGU’s
in 2009)
The acquisition created a group
with size comparable to TMAR’s
major competitors in Brazil
The largest national footprint
for mobile and a nationwide
data backbone in Brazil
National and International Backbone*
1. Globenet connects Brazil, USA, Bermuda and Venezuela.
* Backbone of the new company: 138,000 Km of fiber optical cable and 30,400 Km of metropolitan rings.
Investor Relations | 2

General Plan of Concessions did not permit the acquisition of one fixed line incumbent by another since the privatization of Telebrás (1998)
Due to legal restrictions, Oi did not have access to non-public information from BrT operations and finances until the control was transferred. It was not possible to have due diligence before the operation was concluded
All decisions were made using
the public information
available:
Prices to be paid to the
controlling shareholders
Swap ratios at market value
A public company with Level 1 of
Corporate Governance at the Bovespa
Awarded with best practices in
accounting procedures/releases and
information availability
Decision seemed reasonable as BrT was:
Investor Relations | 3

The origin of the problem: the Expansion Plans (PEX)
The Expansion Plans – (PEX)
* Book Value per Share. ** After the decision of the Superior Court of Justice only the claims made prior to March/09 could be converted using the previous FY Book Value.
Acquisition of a
phone before
Telebrás
Privatization
Clients received
shares in
exchange for the
money paid
Shares were
issued with BVS*
a month before
the acquisition
Shareholders
claimed BVS* of
the last audited
Balance Sheet – FY
before the
acquisition
Decision of the
Superior Court of
Justice in
March/09**
Inflation was very high
Lower book values led to higher # of shares to be
issued
Shareholders also demanded dividends and all of
the rights of those shares
Limits the losses per claim in
the pending lawsuits
Discourage new lawsuits
Investor Relations | 4
BrT had to provision a total of R$2.3 billion in contingencies in its Financial Statements
In April 2009, BrT recorded and disclosed R$1.2 billion in PEX contingencies.
Additional R$1.1 billion was announced in Jan/2010: BDO Trevisan was engaged to review the claims related to PEXs.

Provisions for expansion plans
Book Value
EV Paid aquisition*

Contingencies for Expansion Plans vs. Book Value and Enterprise Value Paid
Provisions in the amount
of R$2.3 billion
(Expansion Plans)
accounted for almost 20%
of the enterprise value
paid and 40% of the
Shareholders' Equity of
Brasil Telecom.
R$ Billion
The Expansion Plans provisions were representative
6.2
38%
19%
2.3
12.4
*@49% of the Equity
Investor Relations | 5

2,355
387
334
(75%)
62
(12%)
(10%)
(3%)
Expansion Plan
Tax
Labor
PBD & Interconnection
Contingencies at BrT
R$ Million; 100% = R$3,138 Million
The loss belongs to the Company, hence, to all of its shareholders
•
Although the provisions related to
the Expansion Plans totaled R$2.3
billion, the total value of the
contingencies amounted to R$3.1
billion.
Investor Relations | 6

TMAR’s Board of Directors decided to revise the exchange ratios in the proposed incorporation and submit the revised ratios to Brasil Telecom’s minority shareholders
1. TMAR’s
Board has the obligation
to take into consideration the rights
of the
shareholders,
including TMAR’s and TNE’s (indirectly), in order to
preserve the balance between them;
2.
At the time the Material Fact announcing the intention to acquire BrT
(April/08) was published, TMAR’s contingencies were known by the market, therefore reflected in its market value. Differently, BrT’s contingencies were not reflected in its market value because they were not known by the market
Why did TMAR’s
Board decide to
revise the ratio?
The new exchange ratios will be submitted for the approval by BrT’s non-controlling shareholders (ON and PN) only;
Investor Relations | 7

The Methodology for the revision of the exchange ratios
Rationale
•
Recalculate the ratio announced in Apr/08, considering exclusively the recognition of the
Expansion Plans (PEX) Contingencies
•
Reflect their effect on the ratio as if it they had been known on the date  that the ratio was determined
Total value of PEX contingencies: R$2,325.5 mn
Present Value of the fiscal benefit: R$421mn (realized
over the period of 11 years, according to BrT business plan)
100% of PEX contingencies were provisioned with an
equivalent judicial deposit
Assumptions and Facts:
ON
PN
Original
Adjusted with
IoE* & Div.
Revised with
PEX
Contingencies
* Interest on Shareholder’s Equity
Number of TMAR shares
per BrT share:
Investor Relations | 8
0.4137
0.2531
0.4305
0.2685
0.3955
0.2191

Telemar Participações
Tele Norte Leste Participações (TNE – Bovespa & NYSE)
Telemar Participações
Tele Norte Leste Participações (TNE – Bovespa & NYSE)

Post Restructuring Ownership Current Ownership
Ownership Structure
Investor Relations | 9
59.6%*
* Total Capital
AG Telecom
LF Telecom 19.34%
Fund. Atlântico 11.50%
BNDESPar 16.86%
Previ 12.96%
Petros 10.00%
Funcef 10.00%
81.9%*
17.9%*
Telemar Norte Leste
(TMAR - Bovespa)
5.5%*
62.8%*
17.9%*
Telemar Norte Leste
(TMAR – Bovespa & NYSE)
4.0%*
BNDESPar 31.383%
Previ 12.948%
Funcef 2.790%
Petros 2.739%
AG Telecom
L. F. Tel 19.325%
Fund. Atlântico 11.490%
100%
Others
100%
Oi Mobile
BrT
100%
Others
49%
Oi Mobile BrT
BrT GSM
Public Companies
4.2%*
New stake at previous ratio
BrT GSM
19.325%
19.34%

The approval of the revised ratios is up to Brasil Telecom’s minority shareholders
•
Simplification of the corporate structure
•
BrT shareholders will become TMAR
shareholders
•
All shareholders of the same operational
company
•
Liquidity concentrated at TMAR, which will
have ADRs representing PNs and ONs
•
BrT shareholders will receive lower number
of shares than initially announced
Ratios Approved Not Approved
•
BrT shareholders will keep receiving
dividends, although dividends may be
affected by the amortization and
depreciation of the goodwill and by higher
opex and financial leverage
Pros
Cons
•
BrT shares will be exchanged for Coari
shares; Coari will be merged into TMAR
following a vote of Coari shareholdes to
approve the merger
•
TMAR will end up with 100% of BrT
•
BrT will remain as is: 49% owned by TMAR
•
Extremely complicated Corporate Structure
•
Low liquidity for shares
Investor Relations | 10

The acquisition of BrT was strategic. Due to regulatory restriction, the value for the acquisition was defined based on publicly available information, which was not a concern as BrT was recognized as Level 1 Corporate Governance at Bovespa, had an
ADR program (in compliance with SOX) and was well covered by sell side analysts
After the acquisition, BrT had to provision over R$3bn of previously unrecognized contingencies, of which R$2.3 bn related to the Expansion Plans. Due to its commitments to grant equal rights to all its shareholders, TMAR’s Board decided to propose the revision of the exchange ratio.
New ratios were calculated and will be submitted to BrT’s minority shareholders.
The approval of those new ratios will help further simplify the corporate structure. In addition, liquidity of the shares should be increased.
Investor Relations | 11

IR Contacts	
Bayard Gontijo	55 21 3131-1211
Roberto Terziani	55 21 3131-1211
Carolina Gava Silveira	55 21 3131-1314
Bernardo Guttmann	55 21 3131-1316
Patricia Frajhof	55 21 3131-1315
Michelle Costa	55 21 3131-2918

This presentation contains forward-looking statements.
Statements that are not historical facts, including
statements about our beliefs and expectations,  are
forward-looking statements and involve inherent risks
and uncertainties. These statements are based on
current plans, estimates and projections, and therefore
you should not place undue reliance on them.  Forward-
looking statements speak only as of the date they are
made, and we undertake no obligation to update publicly
any of them in light of new information or future events
periods.
Rua Humberto de Campos, 425 / 7th floor
Leblon - Rio de Janeiro - RJ
E-mail: invest@oi.net.br
Visit our website:
www.oi.com.br/ir